WOODSIDE
AUSTRALIAN ENERGY

21 October 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania PSC-B, Block 4 (Chinguetti-4-5), lodged with the Australian Stock Exchange on 21 October 2003;
- JPDA 03-01 (Kuda Tasi-2), lodged with the Australian Stock Exchange on 21 October 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

82-2280

21 October 2003

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC-B, Block 4
Chinguetti-4-5

Woodside Mauritania Pty Ltd, Operator of the Mauritania Area B Joint Venture, reports that at 00:00 hours on 21 October 2003 production testing operations were continuing in the Chinguetti-4-5 combined appraisal and early development well.

Since the last report the well has flowed oil to surface during the early stages of the extended test programme as planned.

All reported times are UTC (also known as GMT).

Participants in the Area B PSC are as follows:	**Area B (Chinguetti)**
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited	6.0%
Roc Oil (Mauritania) Company	2.4%

ANTHONY NIARDONE
Assistant Company Secretary

82-2280

21 October 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

JPDA 03-01
Kuda Tasi-2

Woodside Petroleum Ltd., Operator of the JPDA 03-01 Joint Venture, reports that the Kuda Tasi-2 appraisal well located in the Bonaparte Basin was spudded on 18 October 2003. On 21 October 2003 the operation was function testing the blow out preventers after setting 13 $^{3}/_{8}$ inch casing at 752 metres.

The Sedco 703 drill rig is drilling the well. The location is approximately 21 kilometres north east of the Northern Endeavour FPSO producing from the Laminaria and Corallina oil fields. Water depth at the location is 425 metres. Planned total depth is approximately 3,550 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in JPDA 03-01 is 40%. The other participants are Inpex Corporation (35%) and Santos (JPDA 03-01) Pty Ltd (25%).

ANTHONY NIARDONE
Assistant Company Secretary